Financial Statements Prepared by Charles Holdings, Corp 2016

Item	Dollar Amount
Income	0.00
Cost	0.00
Taxable Income	0.00
Tax	0.00

Notes:

(1) Based on the Regulation Crowdfunding, a company should disclose income and tax from its federal income tax returns if the target-funding request is $100,000 or less. However, because Charles Holdings, Corp was incorporated in June, 2016. The company has not filed federal tax returns yet. The financial statements shown above reflect this fact.

I, Carl H. Charles, certify that the information presented above is accurate and true.

Signature: _____

Title: _____PRESIDENT_____

Date: _____8/26/2016_____